Free Writing Prospectus

Filed Pursuant to Rule 433

Reg. Statement No. 333-173886

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, INTO ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

4 December 2013

Barclays PLC Announces Pricing of Issue of Euro-denominated Additional Tier 1 Securities

Further to the announcement on 14 November 2013 regarding Barclays’ issue of $2 billion 8.25% CRD IV qualifying Contingent Convertible Additional Tier 1 (“AT1”) securities, Barclays announces that it has priced a further issue of €1 billion 8.0% AT1 securities (the “Euro AT1 Securities”), to be issued on 10 December 2013. This issuance satisfies Barclays’ objective of raising up to £2 billion of CRD IV qualifying AT1 securities with a 7% fully loaded CET1 ratio trigger, announced as part of its Leverage Plan on 30 July 2013. The Euro AT1 Securities are expected to be provisionally admitted to trading on the SIX Swiss Exchange from 6 December 2013. Application will be made to the SIX Swiss Exchange for listing of the Euro AT1 Securities.

Adjusted for the £5.8 billion rights issue completed in October 2013 (the “Rights Issue”) and £2.1 billion (equivalent) cumulative issuance of CRD IV qualifying AT1 securities (the “AT1 Issues”), Barclays’ fully loaded leverage ratio on a CRD IV basis was 3.1% as at 30 September 2013. Reflecting the additional PRA adjustments to CET1 capital of £4.1 billion reported as at 30 June 2013 results in a PRA leverage ratio of 2.8%.

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

This announcement shall not constitute, or form part of, an offer to sell, an invitation to induce an offer or a solicitation of an offer to buy or subscribe for securities, nor shall there be any sale of securities referred to in this announcement, in any jurisdiction in which such offer, invitation, solicitation, or sale would be unlawful.

Notice to United States investors

In the United States, this offering is being made pursuant to the prospectus supplement that Barclays PLC expects to file with the U.S. Securities and Exchange Commission (“SEC”) on or about 5 December 2013, a preliminary version of which was filed with the SEC on 2 December 2013. Barclays PLC has also filed a registration statement on Form F-3 (Registration No. 333-173886) containing a base prospectus for the offering to which this announcement relates. Before you invest, you should read the base prospectus in that registration statement, the preliminary prospectus supplement, the prospectus supplement and other documents that Barclays PLC has filed (or will file) with the SEC for more complete information about Barclays PLC and the offering of the Euro AT1 Securities. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Barclays at +44 (0)20-7116-1000 or from the United States at 1-888-603-5847.

Notice to United Kingdom investors

Within the United Kingdom, this announcement may only be distributed to, and is only directed at (a) persons who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 as amended (the “Order”) or (b) high net worth entities falling within article 49(2)(a) to (d) of the Order or (c) other persons to whom it may be lawfully communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this document or any of its contents.

Stabilisation/FCA

Appendix 1

Further Information and Reconciliation of Certain Non-IFRS Measures

The unaudited financial information set out below has been prepared to illustrate the effect of the receipt of the net proceeds of the Rights Issue and the AT1 Issues on Barclays’ estimated fully loaded CRD IV and PRA leverage ratios as if the net proceeds had been received on 30 September 2013. The adjusted figures in the table below have been prepared for illustrative purposes only and, because of their nature, address a hypothetical situation and do not, therefore, represent the actual financial position or results of Barclays PLC and its consolidated subsidiaries (the “Group”) as of 30 September 2013 or any other date.

Estimated CRD IV Leverage Ratio and PRA Leverage Ratio as of 30 September 2013 (£ billion)	Q3 13	Adjustment for the Rights Issue	Adjustment for the AT1 Issues	Adjusted for the Rights Issue and AT1 Issues

Total assets (IFRS balance sheet)	1,405	5.8	2.1	1,413
CRD IV Leverage Exposure measure adjustments[1]	76			76
CRD IV Leverage Exposure	1,481			1,489
CRD IV fully loaded Tier 1 capital	37.6	5.8	2.1	45.5
CRD IV Leverage Ratio	2.5%			3.1%
CRD IV fully loaded Tier 1 capital eligible for PRA leverage ratio	37.4	5.8	2.1	45.3
PRA adjustments to CET1 capital	(4.1)			(4.1)
PRA adjusted fully loaded Tier 1 capital eligible for PRA leverage ratio	33.3	5.8	2.1	41.2
PRA leverage ratio	2.2%			2.8%

(1) Rights Issue and AT1 Issues Adjustments

The adjustment of £5.823 billion comprises the gross proceeds of the Rights Issue of 3,219,067,868 new ordinary shares at 185 pence per new ordinary share (£5.955 billion) less expenses incurred in connection with the Rights Issue of £0.132 billion (inclusive of VAT). The adjustment of £2.051 billion (equivalent) comprises the gross proceeds of the AT1 Issues of £2.070 billion (equivalent) less expenses expected to be incurred in connection with the AT1 Issues of £0.019 billion (equivalent) (inclusive of VAT).

The net proceeds of £5.823 billion and £2.051 billion (equivalent) are included in the adjustment for the purposes of CRD IV fully loaded Tier 1 capital and Tier 1 capital eligible for the PRA leverage ratio. Further, the net proceeds are also included in CRD IV Leverage Exposure due to the increased amount of cash included on the balance sheet.

(2) Basis of Preparation for Regulatory Calculations

The financial information set out above is based on the unaudited consolidated financial statements of the Group as of 30 September 2013, prepared in accordance with IFRS, after applying the adjustments set out in the table above.

The key items in the table include unaudited regulatory capital ratios of the Group as of 30 September 2013 as adjusted to reflect the Rights Issue and the AT1 Issues as if such transactions had occurred on 30 September 2013.

[1]	As more fully described in the Barclays Q3 Interim Management Statement (as defined below).

No account has been taken of the trading activity or other transactions of the Group which have occurred since 30 September 2013.

The basis of preparation for estimating fully loaded CRD IV and PRA leverage ratios remains as described in the Barclays PLC Interim Management Statement relating to the nine month period ended 30 September 2013 filed with the SEC on Form 6-K on 30 October 2013 (Film No. 131178459) (the “Barclays Q3 Interim Management Statement”). For more information on these regulatory ratios (which are used by management to monitor the Group’s capital and leverage position in light of the anticipated implementation of CRD IV and the introduction of the PRA leverage ratio target), including reconciliations to measures that currently apply to the Group under applicable regulatory requirements, see the Barclays Q3 Interim Management Statement.

The final impact of CRD IV is dependent on technical standards to be finalised by the European Banking Authority and on the final UK implementation of the rules. Barclays’ interpretation of CRD IV and the basis of calculation of CRD IV measures may be different from those of other institutions.